

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Carl D. Anderson II
Chief Financial Officer
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

> **Re: Meritor, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2020**
> **Filed November 12, 2020**
> **File No. 001-15983**

Dear Mr. Anderson II:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing